LOGO     COMPANHIA BRASILEIRA DE DISTRIBUICAO
         Grupo Pao de Acucar

For additional information please contact:

Ricardo Florence dos Santos                       David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4449 / 4486
ricflore@paodeacucar.com.br                       david_carey@edelman.com


                 COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                         TO OPERATE PAES MENDONCA STORES

Sao Paulo, Brazil, May 4, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced that it has signed an agreement with Brazilian retailer Paes Mendonca S.A., to operate the company's 25 supermarkets and hypermarkets.

Under the terms of the agreement, Pao de Acucar Group will lease the assets and operating equipment of Paes Mendonca through a newly created company for a five-year period, with the option to renew the lease for two additional five-year periods.

Paes Mendonca had gross revenues of R$829.2 million in 1998 and was ranked the 7th largest food retailer in Brazil at the end of the year. The company operates 18 stores in the State of Rio de Janeiro. Six stores are located in Sao Paulo State and one in Belo Horizonte, capital of the state of Minas Gerais.

Abilio Diniz, President of CBD said "This agreement is an opportunity for CBD to strengthen its leadership position in Sao Paulo state and increase its presence in Rio de Janeiro and Belo Horizonte. These stores are strategically located in key markets for CBD and will allow us to increase our competitiveness."

CBD plans to convert all 25 Paes Mendonca stores into CBD's three food store formats, eliminating the Paes Mendonca brand. The Company estimates that the total investment for remodeling and renovating to be between R$40-50 million.

Companhia Brasileira de Distribuicao operates a total of 321 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http: //www.grupopaodeacucar.com.br